

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2021

Kirsten Bartok Touw
Co-President and Chief Operating Officer
New Vista Acquisition Corp
125 South Wacker Drive, Suite 300
Chicago, IL 60606

> **Re: New Vista Acquisition Corp**
> **Draft Registration Statement on Form S-1**
> **Submitted January 8, 2021**
> **CIK No. 0001838433**

Dear Ms. Bartok Touw:

　　We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Members of our management team and companies affiliated thereof have been, and may from time to time be, page 65

1.　　Please revise to disclose the governmental investigations, including, but not limited to, the SEC investigation.

　　You may contact Effie Simpson at 202-551-3346 or Andrew Blume at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce at 202-551-3754 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing